Exhibit 99.1

Ratio of Earnings to Fixed Charges

Our ratios of earnings to fixed charges for the three months ended March 31, 2012, and March 31, 2013, using financial information calculated in accordance with the generally accepted accounting principles in Colombia (“Colombian GAAP”), were:

	Three Months Ended March 31,
	2012	2013
Ratios in accordance with Colombian GAAP(1)
Excluding interest on deposits	3.32	3.54
Including interest on deposits	1.91	1.86

(1)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before minority interest and income taxes. Fixed charges consist of total interest expense.